UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Dante Labs International LLC

Legal status of issuer

      Form
      Limited Liability Company

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      5/3/2017

Physical address of issuer
379 West Broadway, Suite 538, New York, NY 10012

Website of issuer
https://www.dantelabs.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
 Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000

Deadline to reach the target offering amount
April 20, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$104,528	$193,496
Cash & Cash Equivalents	$100,207	$193,496
Accounts Receivable	$4,321	$0
Short-term Debt	$36,217	$0
Long-term Debt	$219,986	$105,226
Revenues/Sales	$250,337	$0
Cost of Goods Sold	$45,717	$0
Taxes Paid	$0	$0
Net Income	-$239,946	-$16,956

The above reflects the consolidated financials of Dante Labs International LLC and its subsidiaries Dante Labs Inc. and Dante Labs SRL.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
February 16, 2018

Dante Labs International LLC



Up to $1,000,000 of Crowd Notes

Dante Labs International LLC dba Dante Labs ("Dante Labs", the "Company," "we," "us", or "our"), is offering up to $1,000,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by April 20, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by April 20, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to April 20, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or

approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at www.dantelabs.com/reportsavailable.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its affiliates previously failed to comply with the ongoing reporting requirements of §227.202.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/dante.labs

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Dante Labs International LLC is a Delaware Limited Liability Company, formed on 5/3/2017. The Company is currently also conducting business under the name of Dante Labs. The Company has two subsidiaries:

Dante Labs, Inc. – a Delaware Corporation formed 3/13/2017. 100% wholly-owned subsidiary.
Dante Labs SRL- Italy, formed 09/06/2016 in L'Aquila, Italy. 100% wholly-owned subsidiary.

The Company is located at 379 West Broadway, Suite 538, New York, NY 10012.

The Company's website is https://www.dantelabs.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/dante.labs and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,000,000

Purchase price per Security	Determined in conjunction with a broker-dealer.
Minimum investment amount per investor	$500
Offering deadline	April 20, 2018
Use of proceeds	See the description of the use of proceeds on pages 12-13 hereof.
Voting Rights	See the description of the voting rights on pages 11 and 16-17

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of approximately $257,752 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has operations in Italy, which may pose unknown risks. To the extent the Company continues operations overseas, it is subject to foreign laws and regulations regarding privacy, data protection, and other matters. Foreign data protection, privacy, and other laws and regulations are often more restrictive than those in the United States. These foreign laws and regulations are evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain.

We may not be successful in obtaining issued patents. Our success depends significantly on our ability to obtain, maintain and protect our proprietary rights to the technologies used in our services. We filed a provisional patent application for Method and System to Protect Personal Genetic Data in December, 2017. Filing a provisional patent application only indicates that we are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. We are not currently protected from our competitors. Moreover, any patents issued to us may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs. To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company has not filed a Form D for its previous offerings of convertible notes. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services. We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

The development and commercialization of our products and services are highly competitive. We face competition with respect to any products and services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products and services.

The Company's success depends on the experience and skill of the board of managers, its executive officers and key employees. In particular, the Company is dependent on Andrea Riposati, and Mattia Capulli. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of managers or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into units or result in payment in limited circumstances. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred units they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred units), the notes will convert into a yet to-be-determined class of preferred units. The notes will convert at a discount of 20%, or based on a $6,500,000 valuation cap, meaning investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $6,500,000 valuation cap, so you should not view the $6,500,000 as being an indication of the Company's value. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred units, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred units into common units without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the units of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 100% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Dante Labs is transforming genetics. Our mission is to make advanced genomic testing accessible to everyone. We want to empower people with knowledge and insights about their own genetic information so that they can live healthy, long and happy lives.

Business Plan
In Q1 and Q2 2018, Dante Labs will introduce physician-ordered target panels for hereditary cancer, epilepsy, autism, cardiopathies and several more rare diseases. The current round will finance the development and launch of new tests in Q3 and Q4 2018.

The Company's Products and/or Services

Product / Service	Description	Current Market
Genetic testing kits	Customers buy our product online, and we send them the kit with a pre-paid return label. The customer registers the kit on our website, and takes a saliva sample. The kit is sent to a partner laboratory, who then does the DNA sequencing. We receive the raw data, and generate easily to read reports for the customer, including the raw data as well.	Consumers looking for DNA analysis

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are consumers interested in genetic testing.

Intellectual Property
The Company is dependent on the following intellectual property:

Trademarks
016601511 – July 28, 2017 – EUIPO – Dante Labs
016369977 – May 30, 2017 – EUIPO – Dante

Patents and Provisional Patent Applications
The Company has filed provisional patent applications for Method and System to Protect Personal Genetic Data. The filing of a provisional patent application in no way guarantees that the patent will be issued. The Company has not yet secured any issued patents, and the securing of an issued patent is in no way guaranteed by the filing of a provisional patent application.

Application Number	Title	Application Date	Organization
62/607,431	Method and System to Protect Personal Genetic Data	December 19, 2017	US Patent Office

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 12.13% of the proceeds, or $24,250, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $84,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	$ if Total Amount Raised	% if Closing Amount Raised	$ if Closing Amount Raised	% if Maximum Amount Raised	$ if Maximum Amount Raised
Software Development	40%	$5,550	40%	$70,300	40%	$366,300
Marketing & Business Development	20%	$2,775	20%	$35,150	20%	$183,150
R & D	20%	$2,775	20%	$35,150	24%	$219,780
Regulatory	16%	$2,220	16%	$28,120	10%	$91,575
External software licenses, cloud costs	4%	$555	4%	$7,030	6%	$54,945

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Andrea Riposati	Co-Founder and CEO, Managing Member	Dec 2016 - Present: Co-Founder and CEO of Dante Labs, with responsibilities over business topics. March 2014 - Nov 2016: CEO of Muse Technologies.
Mattia Capulli	Co-Founder and CSO	Dec 2016 - Present: Co-Founder and Chief Scientific Officer of Dante Labs with responsibilities over biotech and scientific topics. Oct 2015 - Dec 2016: Assistant Professor of Biotechnology at University of L'Aquila

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 5 employees in New York and Italy.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:
- Common units:
  - The Company has 100 common units outstanding. Holders of common units are entitled to one vote per common unit held. Holders of common units have dividend rights and the right to receive liquidation distributions.
- Convertible notes:
  - The Company has issued $212,000 in convertible notes, $112,000 on September 27, 2016 and $100,000 on May 19, 2017. The notes accrue no interest and have a five year maturity date. The notes convert automatically in the event of an equity financing (including securities convertible into equity) of at least $1,000,000 at a conversion price the lower of a) the per share price of the shares issued in the equity financing or b) a valuation cap of $3,500,000. Note holders have pro rata rights.

Ownership

A majority of the Company is owned by a few individuals. Those individuals are Andrea Riposati and Mattia Capulli.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Andrea Riposati	50 common units	50%
Mattia Capulli	50 common units	50%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Dante Labs International, LLC is formed under the laws of the State of Delaware on May 15, 2017. Their Italian subsidiary Dante Labs SRL was formed September 09, 2016. The Company develops and commercializes genetic tests and data analysis tools for individuals and healthcare professionals.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $100,207 in cash on hand as of December 31, 2017 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its units (or grants options over its units) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their units than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your units (or the notes convertible into units) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Convertible Note	5/19/2016 9/27/2017	Rule 506(b)	Convertible Note	$212,000	Software development, new employees, marketing expenses, SG&A.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred unit financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into preferred units sold in the qualified equity financing.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $6,500,000 valuation cap, if the conversion takes place after the qualified equity financing; or
- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of units the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $250,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred units into common units without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the units of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered Major Investors, to the extent that concept exists, in those offerings. Further, Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional units. In other words, when the Company issues more units (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a equity offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising unit options, or by conversion of certain instruments (e.g. convertible bonds, preferred units or warrants) into units.

If a company decides to issue more units, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more units in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for units that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in units to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into units. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more units than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a unit price ceiling. Either way, the holders of the convertible notes get more units for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more units for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each unit to hold a certain amount of value, it's important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

None

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure

None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common units. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per unit when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to unit with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Andrea Riposati
_____
(Signature)

Andrea Riposati
_____
(Name)

CEO and Managing Member
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Andrea Riposati
_____
(Signature)

Andrea Riposati
_____
(Name)

CEO and Managing Member
_____
(Title)

February 16, 2018
_____
(Date)

/s/Mattia Capulli
_____
(Signature)

Mattia Capulli
_____
(Name)

CSO
_____
(Title)

February 16, 2018
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

Dante Labs International, LLC

A Delaware Limited Liability Company

Consolidated Financial Statements (Unaudited) and
Independent Accountants' Review Report

For the Period September 09, 2016 (inception) to December 31, 2016
and for the Year Ending December 31, 2017

TABLE OF CONTENTS

For the Period September 09, 2016 (inception) to December 31, 2016
and for the Year Ended December 31, 2017



INDEPENDENT ACCOUNTANT'S REVIEW REPORT



To Management
Dante Labs International, LLC
New York, NY

We have reviewed the accompanying financial statements of Dante Labs International, LLC (a Delaware Limited Liability Company), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of income & comprehensive income, changes in members' equity, and cash flows for the year ended December 31, 2017 and for the period of September 09, 2016 (inception) to December 31, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 3 of the financial statements, Dante Labs International, LLC relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about Dante Labs International, LLC's ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

February 09, 2018

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Dante Labs International, LLC
Consolidated Balance Sheets
(unaudited)

Assets		December 31, 2017		December 31, 2016
Current Assets				
Cash and cash equivalents	$	100,207	$	193,496
Accounts Receivable		4,321		-
Total Current Assets		104,528		193,496
Total Assets	$	104,528	$	193,496
Liabilities				
Current liabilities				
Accounts Payable	$	15,648	$	-
Deferred Revenue		20,000		-
Working capital loan		569		-
Convertible Notes		219,986		105,226
Total Current Liabilities		256,203		105,226
Total Liabilities	$	256,203	$	105,226
Commitments & Contingencies		-		-
Members' Equity				
Contributed Capital		105,226		105,226
Accumulated other comprehensive income		850		433
Accumulated deficit		(257,752)		(17,389)
Total Members' Equity	$	(151,676)	$	88,270
Total Liabilities and Members' Equity	$	104,527	$	193,496

See accompanying independent accountants' review report and notes to the financial statements.

Dante Labs International, LLC
Consolidated Statements of Income & Comprehensive Income
(unaudited)

	December 31, 2017		September 09, 2016 (inception) to December 31, 2016
Revenue			
Sales	$	250,337	$	-
Cost of sales		45,717		-
Gross Margin		204,620		-
Operating expenses				
General and administrative		270,170		1,260
Rent		12,234		-
Salaries and wages		42,367		-
Selling		13,316		-
Legal and professional		59,497		15,458
Travel		47,399		671
Total Operating Expenses		444,983		17,389
Net Income (Loss) Before Income Taxes		(240,363)		(17,389)
Provision For Income Taxes		-		-
Net Income (Loss)	$	(240,363)	$	(17,389)
Other comprehensive income				
Foreign currency translation gain (loss)		417		433
Total comprehensive income	$	(239,946)	$	(16,956)

See accompanying independent accountants' review report and notes to the financial statements.

4

Dante Labs International, LLC

Consolidated Statement of Changes in Members' Equity (unaudited)

For the period from September 09, 2016 (inception) through December 31, 2017

	Contributed Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Members' Equity
Balance - September 09, 2016 (inception)	$ -	$ -	$ -	$ -
Cash capital contributions	105,226	-	-	105,226
Foreign Currency Translation gain			433	433
Net loss		(17,389)		(17,389)
Balance - December 31, 2016	**105,226**	**(17,389)**	**433**	**88,270**
Foreign Currency Translation loss			417	417
Net loss		(240,363)		(240,363)
Balance - December 31, 2017	**$ 105,226**	**$ (257,752)**	**$ 850**	**$ (151,676)**

See accompanying independent accountants' review report and notes to the financial statements.

5

Dante Labs International, LLC

Consolidated Statement of Cash Flows

(unaudited)

	Year ended December 31, 2017	September 09, 2016 (inception) to December 31, 2016
Cash flows from operating activities		
Net Income (Loss)	$ (240,363)	$ (17,389)
Increase in accounts receivable	(4,321)	-
Increase in deferred revenue	20,000	-
Increase in accounts payable	15,648	-
Net cash used in operating activities	(209,036)	(17,389)
Cash flows from financing activities		
Cash capital contributions	-	105,226
Proceeds from convertible notes	114,760	105,226
Net proceeds from working capital loan	569	-
Net cash provided by financing activities	115,329	210,452
Effect of exchange rates on cash	417	433
Net increase in cash and cash equivalents	(93,290)	193,496
Cash and cash equivalents, beginning	193,496	-
Cash and cash equivalents, ending	$ 100,206	$ 193,496
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	-	-
Income taxes	-	-
	$ -	$ -

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Dante Labs International, LLC is formed under the laws of the State of Delaware on May 15, 2017. Their Italian subsidiary Dante Labs SRL was formed September 09, 2016. The Company develops and commercializes genetic tests and data analysis tools for individuals and healthcare professionals.

Basis of Presentation

The accompanying consolidated financial statements of Dante Labs International, LLC ("Dante Labs") and its wholly owned subsidiaries, Dante Labs, Inc. and Dante Labs SRL (together "the Company") have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Dante Labs' functional currency is in United States Dollars and financial statement presentation is in United States Dollars. The Subsidiary Dante Labs, Inc.'s functional currency is in United States Dollars and financial statement presentation is in United States Dollars. The Subsidiary Dante Labs SRL's functional currency is in Euros, and financial statement presentation is in United States Dollars. The translation from the Subsidiary's functional currency to United States Dollars for financial statement presentation resulted in a foreign currency translation gain of $417 and $433 for the year ended December 31, 2017 and the period of September 9, 2016 (inception) to December 31, 2016, respectively.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Dante Labs and both Subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Advertising costs

The Company's advertising costs are expensed as incurred. During the year ended December 31, 2017 and the period of September 9, 2016 (inception) to December 31, 2016, the Company recognized $38,391 and $0 in advertising costs, respectively, recorded under the heading 'General and administrative' in the consolidated statements of income & comprehensive income.

Risks and Uncertainties

As of December 31, 2017, the Company has not commenced full scale operations. The Company's activities since inception have consisted of product and business development, efforts to raise capital, and the beginning of sales in 2017. Once the Company commences its planned full scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

For the year ended December 31, 2017 and the period of September 9, 2016 (inception) to December 31, 2016, the Company had $250,337 and $nil in revenues, respectively.

Accounts Receivable

The Company may, from time to time, extend credit to its customers and trade receivables are stated at the amount the Company expects to collect. The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has determined that an allowance against its accounts receivable balances was not necessary as of December 31, 2017 or 2016. There was $4,321 and $nil in accounts receivable as of December 31, 2017 and December 31, 2016, respectively.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> *Level 1* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits of $250,000.

Deferred Revenue

Deferred revenue consists of cash received from customers for the purchase of testing kits that are to be supplied in January and February of 2018.   There was $20,000 and $nil in deferred revenue as of December 31, 2017 and December 31, 2016, respectively.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $133,439 and $nil for the year ended December 31, 2017 and for the period of September 9, 2016 (inception) to December 31, 2016, respectively. These amounts were included in the General & Administrative amount on the consolidated statements of income & comprehensive income.

Income Taxes

As a limited liability company, the Company is not a taxpaying entity for federal income tax purposes. Accordingly, the Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the New York state jurisdiction, as applicable.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – CONVERTIBLE NOTES

On September 27, 2016, the Company issued a convertible promissory note to a third party in the amount of $100,000 euros ($105,226 USD at December 31, 2016). This note accrues no interest and no interest will be payable on the notes. The note shall be due and payable on September 26, 2021. The note shall be convertible upon certain triggers such as qualified financing or the issuance of equity securities in a transaction or series of related transactions resulting in aggregate gross proceeds to the Company of at least $1,000,000.

On May 19, 2017, the Company issued a convertible promissory note to a third party in the amount of $100,000 (USD). This note does not accrue interest and shall become due and payable on May 18, 2022. The note shall be convertible upon certain triggers such as qualified financing or the issuance of equity securities in a transaction or series of related transactions resulting in aggregate gross proceeds to the Company of at least $1,000,000.

NOTE 3 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $257,752 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 4 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 09, 2018, the date these financial statements were available to be issued.

EXHIBIT C
PDF of SI Website





dante labs
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Dante Labs

Disrupting the $60B global genetic testing market with comprehensive genetic tests and smart data analysis. Edit Profile

$500	$6,500,000	Crowd Note
Minimum	Valuation cap	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Dante Labs is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Dante Labs without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Genetic Testing Market In 2020

$60B

Quarterly Revenue Growth (Q3 To Q4 2017)

100% +

- Over $250,000+ of revenue from DNA Tests since April 2017 launch
- 70% of sales from organic traffic
- Launched the 10,000 European Genome Project
- Partnering with leaders in genetics including Illumina and BGI, as well as several European doctors and universities



> Member of WeWork Labs accelerator and Amazon Launchpad

> Round Size: US $1,000,000

> Raise Description: Seed

> Minimum Investment: US $500 per investor

> Security Type: Crowd Note

> Valuation Cap: US $6,500,000

> Target Minimum Raise Amount: US $250,000

> Offering Type: Side by Side Offering

"Doctors have been looking for answers about my conditions for years. Now with the genetic data from Dante Labs all the puzzles are fitting together. " - Actual Customer

---

We analyze 100% of your DNA for $695.

Dante Labs core product - the Whole Genome Sequencing - is one of the most complete DNA tests available in the market. **We analyze people's DNA** and then provide them with insights about hundreds of hereditary diseases, health conditions and traits.

Why Dante Labs?

Genetics is driving the **next revolution in healthcare**, by enabling personalized medicine and enhancing the discovery of new treatments. Genomic data is one of the **most valuable data** about people.

However, it remains very hard for individuals to access their own genetic data, as genetic tests are usually only available offline. Expensive intermediaries, use of outdated technology by local labs, and bad capacity utilization generate an offer of **low quality tests at inflated prices**.

Dante Labs makes ordering genetic tests as easy as buying a book on Amazon, and provides customers with clear and precise results. By removing intermediaries, leveraging global economies of scale, and developing internal data analysis, we pass cost savings to our customers, thus offering **high quality at affordable prices**.

We developed **internal data analysis tools** to provide our customers with **personalized reports** and data analysis that perfectly fit their needs. Our bioinformatics pipeline becomes smarter every day as we enrich our knowledge with new **proprietary data points**.

70% of our sales are organic. Our B2C average order value is $662. We are also growing our B2B relationships, which are fueling 16% of our sales for 2017. We serve doctors, hospitals and clinics in more than 6 countries.

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Product & Service

Our product offering leverages our extensive investments in big data, bioinformatics, and artificial intelligence and automation. The Dante Labs team has worked hard in these past months to advance medical and genetic research.

Whole Genome Sequencing (WGS) - $695

Dante Labs main product is the Whole Genome Sequencing Test, accountable for ~80% of our revenues. The genome is the entire DNA. WGS sequences a customer's DNA, providing data, insights, and recommendations to plan a healthy and long life. It is a lifelong investment, providing unparalleled access to information about health and wellness. Patients, healthy individuals, doctors and clinics benefit from this rich information.

Offline, an equivalent WGS can cost up to $5,000 vs. Dante Labs' $695 offer.

Whole Exome Sequencing (WES) - $495

Whole Exome Sequencing (WES) analyzes 20,000 genes. It is the preferred choice for customers who can't afford a WGS and is popular with rare disease patients and doctors. Customers receive a customized report on their diseases of interest and can browse variants across all their 20,000 genes.

DNA Test for Health & Wellness - €129

This introductory test, available only in Europe, targets individuals who are not yet familiar with genomics but wish to gather a first look at their DNA. Customers receive a personalized report and insights on 80+ health traits and conditions.

Virtual Target Panels

In Q1 and Q2 2018, Dante Labs will introduce physician-ordered target panels for hereditary cancer, epilepsy, autism, cardiopathies and several more rare diseases. The current round will finance the development and launch of new tests in Q3 and Q4 2018.

Gallery





Dante Labs Kit.

Media Mentions



  



Team Story

High school buddies, Dante Labs' co-founders came together over a shared indignation about a young European woman who was denied access to a genetic test, despite having two family members that had died of a hereditary disease. Combining Mattia's expertise in global genetics and Andrea's experience in ecommerce, they pooled their resources together and started Dante Labs.

The two co-founders contribute complimentary skills and expertise. They have direct experience managing software development and scientific research teams, as well as building and commercializing complex innovative solutions in biotech and digital, thus ensuring a strong execution of Dante Labs strategy in the next years.

Already in high school, Andrea and Mattia had launched a web design agency that paid for their college education.

Founders and Officers



Andrea Riposati
CEO

Andrea is a seasoned ecommerce expert and entrepreneur. is first startup Muse developed digital solutions for Fortune 500 companies such as General Electric and Boston Scientific.

As a Product Manager at Amazon, Andrea was known for quickly executing on new market opportunities and launching new, successful products fast, such as 3D Printing and Professional Medical Supplies. In his previous career with Booz Allen Hamilton, he advised leading digital and health corporations in the US and Europe. Andrea holds an MS in Economics from Bocconi University in Milan and an MBA from Harvard Business School.

Mattia Capulli
CHIEF SCIENTIFIC OFFICER

Mattia has more than 11 years of experience in genetics and biotechnology. He is a an Assistant Professor of Biotechnology at University of L'Aquila in Italy, where he managed a genetic lab focused on rare diseases in humans and animals. Prior to that he was a PostDoc Fellow at Columbia University in New York.

Mattia has published 20 scientific papers in peer-reviewed journals, winning 18 international scientific prizes for his research in genetics and medicine. He is a regular speaker at global healthcare and biotechnology conferences and symposiums in Europe and the US. He was selected as a Young Member of the prestigious European Calcified Tissue Society Academy. Mattia holds a Bachelor's Degree, a Master's Degree and a PhD in Biotechnology from the University of L'Aquila, summa cum laude.

Key Team Members



Generoso Ianniciello

Biotech Specialist







Francesco Pennelli

Business Product Manager



Andrea Velgi

Software Development Engineer

Notable Advisors & Investors



Carla Tiboni

Advisor, Lawyer with 20+ years of experience in European Privacy and Healthcare Laws



Valerio DAmicodatri



Andrea Serra

Advisor, Blackstone Managing Director



Q&A with the Founder

Q: Please describe the structure of the company and any subsidiaries.

Dante Labs: Dante Labs International, LLC is a DE LLC holding company for Dante Labs Inc. (a DE C Corp.) and Dante Labs S.R.L. (an Italian company). We are open to having the Dante Labs Inc. become the holding company. Dante Labs S.R.L. does the R&D due to cheaper research costs in Italy, while the Dante Labs Inc. does the selling, marketing, and operations.

Q: Please describe your partnerships.

Dante Labs: Illumina and BGI Genomics (competitor of Illumina) are our primary DNA testing laboratories. Amazon Launchpad is a program that promotes unique consumer startups and provides them with visibility on Amazon. WeWork Labs is an incubator type program that gave us some Amazon Web Credits and a few other benefits. They do not have equity in our company. Additional partnerships are with Harvard University, and other laboratories who find our product to be helpful to them. We also have partnerships that help us around regulatory compliance, and some advocacy groups. Currently, we are experiencing a 19% month-to-month growth on inbound inquiries from clinics or hospitals who want to resell our kits to patients. We currently have 5 hospitals & 7 clinics who resell our kit to their patients and add a fee for consulting services to their patients. We have contracts with them to order a minimum of 50 kits annually. Our contracts with distribution channel partners allow them to use our kits, but they must comply with laws, and follow certain operating and selling procedures.

Q: What regulatory or compliance issues do you face?

Dante Labs: Regarding genetics testing, we face regulations from both the US and European FDA's. We have two websites, one for the US market, and one for the EU market, of which the US website excludes the $175 kit, and both websites have different messages. For the US, we cannot make claims on health or information regarding cancer. For Europe, we need to ensure the safety and management of the customer's data due to the density of cross-border buyers in the EU. We use three HIPPA compliant cloud systems to ensure that should one be compromised, a link cannot be established without other two. One for the unique kit ID, one for the customer's ID, and one for the matching database (this is part of what is patentable).

Q: Please discuss your current competitors, competitive advantages, and barriers to entry.

Dante Labs: Our competitors are 23andMe, Veritas Genetics, Invitae and other offline genetic labs. We differentiate ourselves by offering a high quality 100% DNA analysis kit at prices under $900. We utilize Next Generation Sequencing that was developed by Illumina to produce these results. Additionally, we are primarily focused on Europe as we were the first to offer our affordable genetic tests in the European market, and are currently the only one in the European market. We currently sell our tests in 25 countries, and intend on becoming the major player in Europe, the Middle-East, and East Asia which are all areas that American genetics testing companies have not touched.

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $1,000,000	US $1,000,000
Offering cap	N/A	US $1,000,000
Minimum investment	$20,000	US $500
Target minimum	US $250,000	US $250,000
Security type	Crowd Note	Crowd Note
Conversion discount	20.0%	20.0%
Valuation cap	US $6,500,000	US $6,500,000
Interest rate	5.0%	5.0%
Investment Management Agreement	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with Company's offering materials for additional details.	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with Company's offering materials for additional details.



Closing Conditions	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Use of Proceeds

If Minimum Amount Is Raised



- Marketing and Business...
- Software Development
- Regulatory
- R&D
- Unspecified

If Maximum Amount Is Raised



- R&D
- Regulatory
- Software Development
- Miscellaneous
- Marketing and Business...

Investor Perks

We're offering exclusive perks to the following investors.

- 50% discount to investors contributing $5,000 and more

- 1 free Whole Genome Sequencing and Report to investors contributing at $10,000 and more

- Quarterly calls with CEO. 2 free Whole Genome Sequencing and Reports to investors contributing $25,000 and more

- Dinner with CEO, quarterly calls with CEO. 4 free Whole Genome Sequencing and Reports to investors contributing $50,000 and more

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.



The graph below illustrates the valuation cap or the pre-money valuation of Dante Labs's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed	
Round Size	US $200,000
Close Date	May 14, 2017
Security Type	Convertible Note
Valuation Cap	US $3,500,000

Financial Discussion

Please see the financial information listed on the cover page of the Form C and attached to this profile in addition to the following information. Financial statements are attached to the Form C as Exhibit B.

Operations

Dante Labs International, LLC is formed under the laws of the State of Delaware on May 15, 2017. Their Italian subsidiary Dante Labs SRL was formed September 09, 2016. The Company develops and commercializes genetic tests and data analysis tools for individuals and healthcare professionals.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $100,207 in cash on hand as of December 31, 2017 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its units (or grants options over its units) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their units than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your units (or the notes convertible into units) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Market Landscape

The global genetic testing market is expected to reach $60B in 2020. While most companies focus on the US (ex. 23AndMe, Veritas, Color), we are focused on Europe. This allows us to offer lower prices and better service to European customers, as well as to develop a local B2B offering to multiple European countries.

European genetics are a local play as proven by European Ecommerce local multibillion euro leaders (Zalando, Yoox, Deliveroo, etc.). B2B Genetics require a strong local B2B sales effort. Regulatory barriers favor European companies.

Risks and Disclosures

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of approximately $257,752 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has operations in Italy, which may pose unknown risks. To the extent the Company continues operations overseas, it is subject to foreign laws and regulations regarding privacy, data protection, and other matters. Foreign data protection, privacy, and other laws and regulations are often more restrictive than those in the United States. These foreign laws and regulations are evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain.

We may not be successful in obtaining issued patents. Our success depends significantly on our ability to obtain, maintain and protect our proprietary rights to the technologies used in our services. We filed a provisional patent application for Method and System to Protect Personal Genetic Data in December, 2017. Filing a provisional patent application only indicates that we are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. We are not currently protected from our competitors. Moreover, any patents issued to us may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs. To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company has not filed a Form D for its previous offerings of convertible notes. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services. We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

The development and commercialization of our products and services are highly competitive. We face competition with respect to any products and services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products and services.

The Company's success depends on the experience and skill of the board of managers, its executive officers and key employees. In particular, the Company is dependent on Andrea Riposati, and Mattia Capulli. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of managers or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

EXHIBIT D
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dante labs

INVESTOR DECK





We analyze
your DNA

dante labs



This presentation contains offering materials prepared solely by Dante Labs International LLC without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



Genetics is driving the next **revolution in healthcare** by enabling personalized medicine and new drug discovery



Genetic data is **valuable data**



Why People Need to Understand Their Genetics

There is a large need for genetic data for both

B2C and B2B



RARE DISEASE PATIENTS
need to know:

What specific type they have

If it is hereditary

The best cure for their specific situation



DOCTORS
need to know:

Specific diseases of their patients

Detail about disease responses and cures

How their patients may react to different drugs

European Customers Still Struggle to Access Genetic Data

Genetic testing is primarily an
inefficient offline industry



EXPENSIVE INTERMEDIARIES

inflate the total price
for end customers



Local labs provide
LIMITED OFFERING

using outdated technology
at non-competitive prices



LACK OF
TRANSPARENCY,

trust, and consistent
user experience

dante labs

We Made Ordering Genetics Tests Easy and Painless

1

PURCHASE YOUR KIT ONLINE

Rich offering of tests


dante labs
OUR TESTS

2

COLLECT YOUR SALIVA

Receive the kit, free shipping


saliva collection kit
dante labs

3

LEARN YOUR RESULTS ONLINE

Clear reports and actionable data


dante labs
Patient Information
Sample
Results
Positive: Mutations with an establish somatic link detected.
Affected Genes

dante labs

We Sequence 100% of Your DNA for Only $699

~0.02% DNA



$149
Test Results

Reports cover <100
health conditions
and zero rare diseases

vs.

100% DNA



Dante Labs
Data & Reports

Personalized reports on
hundreds
of hereditary diseases,
health traits and conditions

Our Customers Benefit from Our Expertise

DANTE LABS
GENETIC TESTS

Rich offering of tests

Controlled user experience

Approx. 100GB of data
gVCF, BAM, FASTQ files

Genome Explorer to search
across 20,000 genes



PROPRIETARY TECHNOLOGY
GENETIC DATA ANALYSIS

Development of customized reports to
patients & healthcare professionals

Proprietary data analysis tools

Leverage of our proprietary
data points

Fully automated
and low-touch process

dante labs

We Have a Growing B2B User Base



"I am not an expert in genetics"

Physicians, health care centers and hospitals **use Dante Labs to save time, expense, and access quality results**

Many physicians see current, institutionalized genetic testing solutions as:

CUMBERSOME AND TIME CONSUMING
Offline, archaic process

EXPENSIVE
No efficiencies of scale

UNUSABLE
Low quality & too dense

Gaining scale in the 80% public European healthcare system is just a matter of time



EASIER TO REACH SCALE
Each approval allows us to reach large numbers of institutions

NEED LOCAL KNOWLEDGE
Team has successfully navigated the necessary applications before

B2B TRACTION

Launched in October 2017

B2B constituted 50% of last month's orders

Even before we gain necessary approvals for national health procurement system



Genetic Data is the Future of Healthcare and Pharma

$60B

Global Genetic Testing Market in 2020



30M

European Rare Disease Patients and their Families

4M

Direct to Consumer Genetic Tests Sold in the U.S. in 2017

Sources: Research and Markets, JPMorgan, FDA, Eurordis, Global Genes



Now is the Time

Consumer Genetic Awareness

Decreasing Cost of Sequencing

B2B E-Commerce

As important trends collide,
affordable mass genetics
can be offered for the first time



dante labs
dante labs

EU New Privacy Directive (GDPR)

Cloud-Based Research

Personalized Medicine

Our Company is Growing and Ready to Scale

More than

$250K
Total Revenue
in the First 8 Months



100%+
Revenue Growth
in Q4 2017

$180K	
$160K	
$140K	
$120K	
$100K	
$80K	
$60K	
$40K	
$20K	
$K	

$14K — Q2 2017
$78K — Q3 2017
$160K — Q4 2017

Customers Love Dante Labs

There is so much wrong with me and I have been looking for answers for years and years, but unfortunately many of the doctors and consultants work in gray areas where no definite answers are available. **Now with the genetic data from Dante Labs, all the puzzles are fitting together.**



I would like to thank Dante Labs for being so helpful and providing excellent molecular genetic data. The surprising find in my data is related to Noonan Syndrome—A2ML1 gene mutation and RUNX1 deficiency—involving mutations in the RUNX1 gene that have been related to different types of Leukemia and blood disorders. This information has now been acted upon, and blood samples have been taken and are being analyzed.

dante labs

The following individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Our Global Partners

We partner with some of the most successful genetic & healthcare organizations in the world

illumina®


BGI 华大基因

neo screen

Genatak


International Epilepsy Day

BEYOND BATTEN DISEASE
F O U N D A T I O N

Privacy Shield
Framework

amazon launchpad
Where Inventions Take Flight


NEW YORK
BIO


Member

Global Alliance
for Genomics & Health

wework labs

virinchi
HOSPITALS

UNIVERSITÄT BONN


جامعة الملك سعود
King Saud University


DNA genotek





dante labs

We Have a Strong Brand and Loyal Customers

Sales Traffic



70% Organic Sales

Sales by Traffic Referrer

- 46% Direct
- 13% Search
- 10% Referrals
- 9% Ads
- 5% Marketplaces

Inquiries

+19% Inbound Inquiries



160
140
120
100
80
60
40
20
0

June July Aug Sept Oct Nov Dec

Orders



$662 Average Order



9% Repeat Orders

We Offer High Quality at Affordable Prices

	dante labs	Traditional Labs	VeritasGenetics	23andMe	color
Analysis (% of DNA)	**100%**	100%	100%	0.02%	0.02%
Price in Europe	**$799**	$5,000	$1,500	$197	$250
Raw Data Available	✓		✓ At Extra Cost	✓	
B2B & B2C Offering	✓		✓		✓
Multi Test	✓	✓			✓

We remove intermediaries | We are 100% digital | We pass cost savings to our customers



We invested in technology and built the company around scale **from the beginning**

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

As We Grow, So Does Our Competitive Advantage

We Achieve a Growing, Sustainable Competitive Advantage Over Time



Efficiencies of Scale
Lower Cost Structure
More Tests Sold
More Genetic Data Points
High Margin, Low Prices
More Advanced Proprietary Data Analysis

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

dante labs 17

Strong Team with Clear Responsibilities

dante labs



Andrea Riposati
CEO

Former Amazon Senior Product Manager

Launched Amazon Lab Supplies and 3D Printing

Booz Allen Hamilton

Harvard MBA

E-Commerce



Genetics





Mattia Capulli, PhD
CSO

11 years in biotech in the US and Europe

20 published papers in peer-reviewed journals

18 international scientific prizes

PhD, Master's Degree in Biotechnology

We Know What it Takes to Succeed in the Future



CONTINUED INVESTMENT
Continue to invest in software development and automation

CLIENT ACQUISITION
Ongoing marketing and client acquisition

MEET DEMAND
Build out additional tests and data analytics

ACQUIRE APPROVALS
Acquire necessary approvals for even more B2B access

BUSINESS DEVELOPMENT
with European healthcare systems

PARTNERSHIPS
Build partnerships with universities and healthcare institutions

SOFTWARE LICENSURE
Expand opportunities in software licensure directly to doctors

dante labs

To Fuel the Next Phase of Growth, We Are Raising

In 12 months, we believe we will reach

3 Bioinformatics Tools

30 B2B Customers

10X Monthly Revenue

dante labs



In the next 5 years,
Dante Labs hope to sequence
all of Europe





dante labs

THANK YOU

EXHIBIT E
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